Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
April 12, 2013	NYSE:SLW

SILVER WHEATON TO RELEASE 2013 FIRST QUARTER RESULTS ON MAY 10, 2013

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2013 first quarter results on Friday, May 10, 2013, after market close.

A conference call will be held Monday, May 13, 2013, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	34709047
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	34709047
Archived audio webcast:	www.silverwheaton.com

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com